Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

          email lwb@burninglaw.com

October 30, 2008

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Jill S. Davis

Re:

Bullion Monarch Mining, Inc.

Form 10-KSB/A for Fiscal Year Ended April 30, 2007

Filed September 20, 2007

Form 10-QSB for Fiscal Quarter Ended January 31, 2008

Filed March 17, 2008

Response Letter Dated July 23, 2008

File No. 1-03896

Ladies and Gentlemen:

This letter is in response to your comment letter dated October 2, 2008, regarding the above referenced filing.

Exchange Act Report

Comment No. 1.

Please note that we are continuing to consider your response to our prior comment number one, regarding the need to file additional information for prior periods.

Response No. 1.

The Company intends to file amended Annual Reports on Form 10-KSB for the fiscal years ended April 30, 2008, and 2007, and an amended 10-QSB Quarterly Report for the quarterly period ended January 31, 2008, once the Securities and Exchange Commission has advised the Company that these responses have satisfied the comments of the Securities and Exchange Commission with respect to the above referenced reports, subject, of course, to a review of the amended reports that are actually filed.  It is anticipated that these amended reports will filed within approximately 15 days from the date hereof.

The Company also restates its response to this comment as listed in its letter to the Securities and Exchange Commission dated July 23, 2008, and asks that the following also be considered:

•

There were no material activities conducted by the Company from 1996 through the fiscal 2004 period covered by the financial statements contained in its Annual Report on Form 10-KSB for the fiscal year ended April 30, 2006.

•

Filing all reports since 1997 to bring the Company current under Section 13 of the Exchange Act will not provide the public with any material information that would change the mix of the information presently available about the Company.

•

Based upon audit fees paid by the Company during fiscal 2007 ($29,894) and fiscal 2008 ($46,234) as reported in the Company’s Annual Reports on Form 10-KSB for those two fiscal years, audit fees for the years 1997 through 2003 could be between approximately $210,000 and $322,000, including quarterly reviews, but excluding legal fees estimated at approximately $50,000, all of which would exceed 10% of the Company’s fiscal 2008 assets and well over 50% of its fiscal 2008 net income.

•

These costs and the time involved in Company personnel, in addition to auditors’ fees, legal fees, non-auditing financial preparation and other unanticipated fees would be highly unreasonable for no measurable benefit to the Company, its stockholders or the public.

•

The time to prepare and finalize these additional reports would also be very extensive.

I have reviewed the Company’s 1996 Annual Report (the last one filed before the Annual Report on Form 10-KSB for the fiscal year ended April 30, 2006) and the fiscal 2006 Annual Report, and in amending the 10-KSB Annual Reports for fiscal April 30, 2008, and 2007, in accordance with this response letter, the Company is willing to add an additional notation in these two Annual Reports in Item 1, before the reference “Activities from 1999 to 2002,” under the heading “Business Development,” that describes the limited operations of the Company during the fiscal years 1997 and 1998.

When I was previously advised of a “no action” position by Goldie Walker of the Securities and Exchange Commission’s Division of Corporate Finance regarding this issue for a number of other issuers, Ms. Walker and I discussed this policy over a number of weeks prior to her advice to me that although these other issuers were not technically “current” in their reports, the Securities and Exchange Commission would not recommend any action against them because the filing of a Form 10 Registration Statement or bringing the delinquent reports current would not have provided any additional material information and the time and costs of these other filings were unreasonably prohibitive, provided there were at least three years of audited financial statements filed.  That premise certainly fits the Company, which now has four years of audited financial statements that have been recently filed with the Securities and Exchange Commission.

Introduction, page 4

Comment No. 2.

We note your response to our prior comment number three. Please provide your organization information in any amended filings as well as all future periodic reports.

Response No. 2.

The organizational information will be included in referenced amended Annual Reports mentioned in response to comment No. 1 above, and in all future Annual Report filings; and as applicable, in other filings.

Comment No. 3.

We note your response to our prior comment number four. Please include disclosure describing how the organization was accounted for in any amended filings as well as all future periodic reports.

Response No. 3.

The Company will also include disclosure describing how the organization was accounted for in future filings as mentioned in response to comment No. 2.

Comment No. 4.

We note your response to our prior comment number five. Please refer to the General Instruction – E. to Form 10-KSB for guidance on incorporation by reference to this form.  It is not appropriate to incorporate required information by reference to a previously filed annual report.  Please modify your document accordingly.

Response No. 4.

The additional information incorporated by reference was included by the Company to provide investors with references to where additional information can be found in the Company’s Securities and Exchange Commission filings; these references were not made to provide information that was required to be included in any of the Company’s reports.  The Company will delete phrases that indicate that this information is incorporated by reference, but will instead indicate that additional information can be found on the particular subjects in the places referenced, without incorporating them by reference.  So long as the information required in any report is provided, the additional reference, while not being incorporated, should not be objectionable.

Form 10-KSB/A for Fiscal Year Ended April 30, 2007.

Comment No. 5.

We note your response to our prior comment number six. Please include disclosure of the value ascribed to the shares and the factors considered in determining the value.

Response No. 5.

The Company will include the following in appropriate places in the amended and other reports filed with the Securities and Exchange Commission as mentioned in response to comment No. 2:

“Management considered the following factors, in good faith, to determine the fair value of the shares of common stock issued to these members of management for compensation:

•

There was no public market for the shares of common stock of the Company; there had been no public market for the shares since 2002; and there was no assurance there would ever be a future public market for these shares.

•

There was no assurance that the reorganization would be approved by the court at the time that members of management agreed to compromise substantial other compensation owed to them for prior years and to accept shares for a portion the remainder of the compensation due to them for prior years; or that if approved by the court, that the reorganization would be allowed to be submitted to shareholders at a Fairness Hearing to be conducted by the Utah Division of Securities, and if it was allowed to be the subject of such a Fairness Hearing, that the reorganization and such compensation would be approved by the shareholders.

•

The court approval of the reorganization would require members of management to compromise substantial indebtedness, with no assurance that the reorganization would ever be approved by the shareholders; and if the reorganization was not approved by the shareholders, members of management may have been precluded from recovering any such compensation that would be due them as a result of the dissolution of the Company for back compensation for services.

•

The shares were “restricted securities” under Rule 144 of the SEC.

•

The cost and expense of reinstating the Company by the reorganization, including expenses of legal counsel related to the reorganization and the Nevada Litigation with Newmont Mining Corporation, without the assurance that the reorganization would ever be approved.

•

Members of management were required to exchange their respective rights in the dissolved Company for shares of common stock in the newly incorporated Company that were also “restricted securities” having a new holding period, for nominal consideration, with shareholders of the dissolved Company having five years to approve the reorganization.

•

Shareholder approval was required of the reorganization.

•

On advise of legal counsel that the compensation value was fair, subject to approval of the shareholders, in formulating the reorganization plan.”

(e) Revenue Recognition, page 29

Comment No. 6.

We note your response to our prior comment number nine.  It appears your arrangements and revenue recognition policy includes provisional   pricing elements.  Please tell us if your [sic] have considered the applicable guidance for embedded derivative instruments, commonly referred to as provisionally-priced metals contracts in the industry, as noted in paragraph 12 of SFAS 133.  Further note that provisionally priced revenue should be measured using the forward rate.  Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address: http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf

Response No. 6.

The Company has considered the guidance in paragraph 12 of SFAS 133, and it has concluded that the guidance concerning an embedded derivative and provisionally-price metal contracts is applicable to the Company’s revenue recognition policy. Specifically, the manner in which the Company recognizes royalty revenue does imply there is an embedded derivative within the host account.  Additionally, the Company has considered the guidance in Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, and has determined that the revenue recognition for  provisionally priced royalty payments should be measured using the forward rate.  Subsequent to the initial recognition, market changes in the forward price would result in fair value adjustments recorded to the receivable and revenue accounts until the actual settlement date.  However, due to the amount of time the Company is provided to submit its fiscal year-end filing (90 days from year-end), the Company has always reached final settlement on the royalty contract and reported recognized revenue based upon the final settlement instead of a preliminary payment subject to continued market movements.  Subsequent to the filing date, the Company has recognized insignificant adjustments to the royalty payments and the amounts have been considered to be clearly inconsequential.

Property and Equipment, Mining Properties, Mineral Leases

Exploration and Development Costs, page 30

Comment No. 7.

We note your response to our prior comment number 11. Please explain why you believe the costs of acquiring mining properties and the costs of developing properties that have proven or probably reserves should be expensed.  Please refer to paragraph 9 of EITF 04-2.

Response No. 7.

Any exploration costs are expensed as incurred. Costs to acquire or develop properties with proven reserves are capitalized as tangible assets.

The Company will file the following disclosure in future reports, as applicable:

Exploration and Development Costs

In general, exploration costs are expensed as incurred.  When the Company has determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to acquire and develop such property are capitalized. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations.  Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value in accordance with Statement of Financial accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.

Comment No. 8.

Please review your responses to our prior comments 11 and 12.  It appears your two responses differ on the topic of acquisition costs.  Please clarify your treatment of such costs.

Response No. 8.

Acquisition costs of production stage royalty interests are capitalized and are depleted using the units of production method over the life of the mineral property, which is estimated using proven and probable reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no proven and probable reserves, are capitalized but are not amortized. See the updated recommended disclosure for comment No. 7.

Note 8 – Mining Properties and Mineral Leases, page 35

Comment No. 9.

We note your response to our prior comment number 15.  We reissue our comment which asked you to explain why you believe it is   appropriate to record your mineral property leases on a present value or discounted basis.  Please clarify if these represent mineral rights or some other form of asset.

Response No. 9.

The mineral property leases represent mineral rights.  The Company capitalizes mineral rights in accordance with EITF 04-2 as a tangible property.  The Company has the right to process the entire claim.  The Company paid an initial bid on the lease that is considered to be a “signature bonus” under EITF 04-2 and is part of the acquisition phase; this amount is being capitalized.  The lease then called for an annual fixed lease payment of $1 per acre.  The Company now believes that the mineral lease payments should be expensed under EITF 04-2, even though the annual rental is credited to the extent of the $1.00 per acre against minimum royalties required to be paid under the mineral leases.  Attached please find Exhibit A that indicates that this change will result in a $43,491 or 2.03% decrease in total assets at fiscal year end April 30, 2007; a decrease in current portion of Long-term lease liabilities of $3,906 or a 2.71% decrease in the percentage of liabilities, which is 0.20% of net assets; a decrease in Long-term lease obligations of $30,900, or a 21.47% decrease in the percentage of liabilities, which is 1.55% of net assets, for an aggregate decrease in the percentage of liabilities of 24.19% or 1.78% of net assets.  The Accumulated deficit also increases by $8,686, which is 1.38% of Net income.  The net effect of these expenses is not presently deemed to be material and should not require the Company to file an 8-K Current Report that indicates that the audited financial statements of the Company for the fiscal years ended April 30, 2008, and 2007, can no longer be relied upon, in accordance with Item 4.02 of Form 8-K; however, these changes will be discussed fully in the Company’s 10-QSB Quarterly Report for the quarter ended October 31, 2008, including the MD&A; and will be reflected in all amended Annual Reports and future reports filed with the Securities and Exchange Commission as mentioned in response to comment No. 2.

The Company will file the following disclosure regarding these mineral leases, removing any reference to capitalization and indicate that the minimum lease payments are expensed as incurred, in future filings:

Mineral Leases

During 2006, the Company acquired five (5) oil shale mineral leases from the State of Utah.  Each lease required an initial bid on the lease.  These initial bids totaled $9,669.  Each lease has a ten (10)-year life with a minimum yearly lease payment of $1 per acre due on the anniversary of the lease date.  A minimum lease payment of $500 is expected irrespective of actual acreage.  During 2007, lease payments totaled $4,893, which was expensed through operations.  The leases may be extended if the state chooses to grant an extension.  If the lease is extended, the following advanced annual minimum royalty payments are due on or before the anniversary date of the lease:

Year	Minimum Annual Royalty
11 thru 15	$10 per acre or part of acre
16 thru 20	$15 per acre or part of acre
21 and beyond	$20 per acre or part of acre

A production royalty is also owed to the state of five-percent (5%) of the market price of the minerals sold with a minimum royalty of one dollar ($1.00) is applicable.  The production royalty may be increased at one-percent (1%) per annum until a maximum of twelve- and-one half-percent (12½%) is reached. In 2007 and 2006, no production royalties were accrued or paid because production on these properties has not commenced.

The following is a schedule by years of future minimum lease payments extending beyond April 30, 2007:

Year ending April 30	Amount
2008	$3,906
2009	4,023
2010	4,144
2011	4,268
Thereafter	18,465

Total	$34,806

Form 10-QSB, Filed March 17, 2008

Consolidated Statements of Cash Flows, page 6

Comment No. 10.

We note your response to our prior comment number 16 and we are unable to agree with your conclusion.  Please explain why you believe   cash flows for acquired mineral leases represent financing activities.  Please refer to paragraph 17(c) of SFAS 95.

Response No. 10.

The Company has reviewed the guidance, and agrees that the purchase of mineral rights should be an investing activity.  The payments on the mineral leases should be treated as part of the cash flow from operations, in that the Company will be expensing these payments as incurred in accordance with industry practices. The Company will correct these in the amended Annual Reports and future reports, as applicable, mentioned in response to comment No. 2.

Engineering Comments

Comment No. 11.

We note your response to our prior comment 20 and your disclosure of the Gold Mountain Property referring to a property containing 750,000 ounce drilled gold resource on page 10.  The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for   disclosure in SEC documents.  Please remove this disclosure from your filing.

Response No. 11.

The Company will remove this reference in all amended Annual Reports and future reports filed with the Securities and Exchange Commission as mentioned in response to comment No. 2.

Comment No. 12.

We note your response to our comment 24 indicating you believe you addressed our questions regarding mining properties and mineral rights.  Please address each of the following:

•

Disclose the type of claim you own or control (Federal or State, lode or placer, and patented or unpatented) the number of claims of each type, and the total surface area of your mining claims and/or any real properties.

•

List separately surface rights or properties that are included with your mining areas.

•

Include certain identifying information, such as the property names, claim name/number, and dates of recording and expiration that is sufficient to enable your claims to be distinguished from other claims that may exist in   the area.  In the event this is a voluminous list, please include as a separate exhibit.

•

Describe the conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

Response No. 12.  Claim Summary

1.         Ophir Claims are patented and therefore both the surface and underground rights to these claims are 100% owned by the Company.  The Ophir Claims are

                Federal claims.  The Prince of Wales, Prince of Wales No. 2, Princes of Wales No. 4

                and the Princes of Wales No. 5 are covered under Survey #6221 and contain 51.796 acres and are located in Rush Valley Mining District, Tooele County, Utah.

The Commordore Claim is covered under Survey #37, Plat 73 in Rush Valley Mining District, Tooele County, Utah, containing 5.626 acres.

This property requires a county tax to be paid of $28.25 annually.

2.

Maggie Creek/Leeville claims are owned by Newmont Mining Corporation, and the Company only retains a royalty interest.  The total claim responsibility for these claims lies with Newmont Mining.

3.

North Pipeline is a real property interest and not a mining claim or any kind, patented or unpatented.  The Company purchased this property according to the laws of the State of Nevada.  The Company holds the surface and underground mineral rights to this real property, and it pays taxes to Lander County, Nevada, in the amount of $258.35 annually.

4.

State Mineral Leases

The Company has five mineral leases with the State of Utah (State Institutional School Lands Association, SITLA).  We have attached to this Response letter an Exhibit of these five mineral leases, Exhibit B, with latitude and longitude coordinates for each and other requested claim description information.  The minimum annual lease payments are described in the notes to the Company’s audited financial statements, in Note 8, referenced above under the heading “Mineral Leases,” in response to comment No. 9.  Exhibit B will also be included in the amended Annual Reports and other filings, as applicable, as outlined in response to comment No. 2 above.

ML50142:  The property covered under this mineral lease is located in Uinta County, Utah, T8S, R25E, SLB&M and is 1,278.04 acres.  Access to this location is via a dirt road.  The lease was purchased on December 1, 2005, and has an initial period of ten (10) years and may be renewed.  No operations have commenced within the area covered by this lease.

ML50145:  The property covered under this mineral lease is located in Uinta County, Utah, T9S, R24E, SLB&M and is 866.47 acres.  Access to this location is via a dirt road.  The lease was purchased on December 1, 2005, and has an initial period of ten (10) years and may be renewed.  No operations have commenced within the area covered by this lease.

ML50146:  The property covered under this mineral lease is located in Uinta County, Utah, T9S, R24E, SLB&M and is 1442.01 acres.  Access to this location is via a dirt road.  The lease was purchased on December 1, 2005, and has an initial period of ten (10) years and may be renewed.  No operations have commenced within the area covered by this lease.

ML50147:  The property covered under this mineral lease is located in Uinta County, Utah, T9S, R25E, SLB&M and is 200.9 acres.  Access to this location is via a dirt road.  The lease was purchased on December 1, 2005, and has an initial period of ten (10) years and may be renewed.  No operations have commenced within the area covered by this lease.

ML50148:  The property covered under this mineral lease is located in Uinta County, Utah, T11S, R25E, SLB&M and is 863.4 acres.  Access to this location is via a dirt road.  The lease was purchased on December 1, 2005, and has an initial period of ten (10) years and may be renewed.  No operations have commenced within the area covered by this lease.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

Exhibit A

ASSETS

	Reported		Corrected
	2007	Adjustments	2007
Current Assets
Cash and cash equivalents	$649,841		649,841
Royalty receivables - Note 1	144,054		144,054
Prepaid expense	4,257		4,257
Short-term loans and advances - Note 1	5,659		5,659
Total Current Assets	803,811		803,811

Property and Equipment
Property and equipment, net - Note 1 & 9	223,481		223,481
Net Property and Equipment	223,481		223,481

Other Assets
Mining properties - Note 1 & 8	273,071		273,071
Mineral leases - Note 1 & 8	53,160	(43,491)	9,669	-2.05%
Investments - Note 1	90,500		90,500
Patent - Note 11	500,000		500,000
Accumulated Amortization	(39,063)		(39,063)
Deferred Tax Asset - Note 2	263,745		263,745
Total Other Assets	1,141,413	(43,491)	1,097,922

Total Assets	$2,168,705		2,125,214

Liabilities
Current Liabilities
Accounts payable	$13,711		13,711
Accrued liabilities	103,188		103,188
Accrued officer compensation - Note 10	27,000		27,000	Percent of liabilities:	Percent of net assets
Current portion of long- term lease obligation - Note 8	3,906	(3,906)	-	-2.71%	-0.20%
Total Current Liabilities	147,805		143,899

Long-term Liabilities

Long-term lease obligations - Note 8	30,900	(30,900)	-	-21.47%	-1.56%
Total Long-term Liabilities	30,900		-

Total Liabilities	178,705		143,899	-24.19%	-1.76%

Noncontrolling Interest - Note 7	37,565		37,565

Stockholders’ Equity
Preferred stock: $.001 par value, 10,000,000 shares
authorized, no issued or
outstanding	$-		-
Common stock, $.001 par value, 100,000,000 shares
authorized, 40,228,510
issued and outstanding	40,229		40,229
Additional Paid-In Capital	4,311,966		4,311,966
Less Treasury stock - Note 3	(5,507)		(5,507)
Accumulated deficit	(2,394,253)	(8,686)	(2,402,939)
Total Stockholders’ Equity	1,952,435		1,943,749
Total Liabilities and Stockholders’ Equity	$2,168,705		2,125,213

Exhibit B

Latitude and Longitude Coordinates for State Leases

Mineral Lease No.	Description/Township/Range	Point	Latitude		Longitude		Source
			Deg	Min	Deg	Min
ML 50142	T8S, R25E, SLB&M Section 2
	Lots 1, 2, 3, and 4 “Coyote Basin”	NW Corner	N 40	9.517	W 109	4.659	County GIS
	S ½ N ½	NE Corner	N 40	9.517	W 109	3.525	County GIS
	S ½ All	SE Corner	N 40	8.653	W 109	3.525	County GIS
		SW Corner	N 40	8.653	W 109	4.659	County GIS

Section 16	All “Walsh Knolls”	NW Corner	N 40	7.784	W 109	6.933	County GIS
		NE Corner	N 40	7.784	W 109	5.799	County GIS
		SE Corner	N 40	6.913	W 109	5.799	County GIS
		SW Corner	N 40	6.913	W 109	6.933	County GIS

ML 50145	T9S, R24E, SLB&M Section 2
	S ½ NE ¼ “Little Bonanza”	NW Corner	N 40	4.308	W 109	11.45	County GIS
	SE ¼ NW ¼	NE Corner	N 40	4.308	W 109	10.33	County GIS
	SW ¼ SW ¼	SE Corner	N 40	3.45	W 109	10.33	County GIS
	Lots 1, 2, 3, 4, 5, 6, 7, 8, 9. 10, 11 and 12	SW Corner	N 40	3.45	W 109	11.45	County GIS

Section 16	N ½ N ½ “Coyote Wash”	NW Corner	N 40	2.588	W 109	13.71	County GIS
	SE ¼ NW ¼	NE Corner	N 40	2.588	W 109	0	County GIS
	S ½ SW ¼	Center	N 40	2.15	W 109	13.14	County GIS
		SW Corner	N 40	1.714	W 109	13.71	County GIS

ML 50146	T9S, R24E, SLB&M Section 23
	Lots 4, 7, 8, 9, 11 “Bonanza West”
	SW ¼ SE ¼	SE Corner	N 40	0.842	W 109	10.32	County GIS

Section 24	Lots 1, 2, 3, 4, 5, 6, 7, 9, 10 “Bonanza East”	SE Corner	N 40	0.841	W 109	9.185	County GIS
	N ½ SE ¼	SW Corner	N 40	0.843	W 109	10.32	County GIS
	NW Corner of SITLA Land	Other	N 40	1.263	W 109	10.04	County GIS

Section 25	NW ¼ SW ¼ “Wagon Hound North”	NW Corner	N 40	0.843	W 109	10.32	County GIS
	S ½ S ½	NE Corner	N 40	0.843	W 109	9.192	County GIS
	Lots 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12	SE Corner	N 39	59.98	W 109	9.192	County GIS
		SW Corner	N 39	59.98	W 109	10.32	County GIS

Section 36	N ½ “Wagon Hound South”	NW Corner	N 39	59.98	W 109	10.32	County GIS
	SW ¼ SW ¼	NE Corner	N 39	59.98	W 109	9.191	County GIS
	N ½ SE ¼	SE Corner	N 39	59.11	W 109	9.191	County GIS
		SW Corner	N 39	59.11	W 109	10.32	County GIS

ML 50147	T9S, R25E, SLB&M Section 36
	All “Weaver Ridge”	NW Corner	N 39	54.75	W 109	3.543	County GIS
		NE Corner	N 39	54.75	W 109	3.035	County GIS
		SE Corner	N 39	53.88	W 109	3.035	County GIS
		SW Corner	N 39	53.88	W 109	3.543	County GIS

ML 50148	T11S, R25E, SLB&M Section 36
	All “Dragon”	NW Corner	N 39	49.54	W 109	4.587	County GIS
		NE Corner	N 39	49.54	W 109	3.055	County GIS
		SE Corner	N 39	48.68	W 109	3.055	County GIS
	East Border at South Dropoff		N 39	49.08	W 109	3.05	GPS
	East Border at Fence		N 39	49.15	W 109	3.05	GPS
		SW Corner	N 39	48.68	W 109	4.587	County GIS
		Metal Post	N 39	49.28	W 109	3.74	GPS